SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY 2009 Part 5 of 5

Part 5 of 5

Capital management
C1 - Group capital structure

Shareholders' funds, including minority interest

	2009 Closing shareholders' funds			Restated 2008 Closing shareholders' funds
	IFRS net assets £m	Internally generated AVIF £m	Total equity £m	IFRS net assets £m	Internally generated AVIF £m	Total equity £m
Life assurance
United Kingdom	4,454	1,343	5,797	3,649	1,420	5,069
France	1,707	1,386	3,093	1,854	1,018	2,872
Ireland	1,139	201	1,340	1,212	280	1,492
Italy	1,405	290	1,695	1,407	264	1,671
Delta Lloyd	2,983	(148)	2,835	2,979	(313)	2,666
Poland	239	1,073	1,312	310	1,105	1,415
Spain	1,288	662	1,950	1,373	816	2,189
Other Europe	435	(87)	348	369	(34)	335
Europe	9,196	3,377	12,573	9,504	3,136	12,640
North America	3,072	(1,490)	1,582	2,693	(1,943)	750
Asia Pacific	595	146	741	735	246	981
	17,317	3,376	20,693	16,581	2,859	19,440
General insurance and health
United Kingdom	1,876	-	1,876	2,592	-	2,592
France	410	-	410	400	-	400
Ireland	450	-	450	545	-	545
Delta Lloyd	545	-	545	705	-	705
Other Europe	329	-	329	377	-	377
Europe	1,734	-	1,734	2,027	-	2,027
North America	928	-	928	878	-	878
Asia Pacific	24	-	24	19	-	19
	4,562	-	4,562	5,516	-	5,516
Fund management	269	-	269	340	-	340
Other business	(246)	-	(246)	(199)	-	(199)
Corporate	(34)	-	(34)	(30)	-	(30)
Subordinate debt	(4,637)	-	(4,637)	(4,606)	-	(4,606)
External debt	(852)	-	(852)	(919)	-	(919)
Net Internal debt	(1,293)	-	(1,293)	(2,110)	-	(2,110)
	(6,793)	-	(6,793)	(7,524)	-	(7,524)
Shareholders' funds, including minority interest	15,086	3,376	18,462	14,573	2,859	17,432
Less: Minority interest			(4,237)			(3,080)
Direct capital instruments			(990)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			13,035			13,162
Less: Goodwill and intangibles[1]			(4,628)			(4,944)
Equity shareholders funds' excluding goodwill and intangibles			8,407			8,218

1. Goodwill and intangibles comprise £3,381 million (31 December 2008:£3,583 million) of goodwill in subsidiaries, £1,367 million (31 December 2008: £1,557 million) of intangibles in subsidiaries, £150 million (31 December 2008: £163 million) of goodwill and intangibles in joint ventures and £264 million (31 December 2008: £335 million) of goodwill in associates, net of associated deferred tax liabilities of £271 million (31 December 2008: £423 million) and the minority share of intangibles of £263 million (31 December 2008: £271 million).

--------------------------------

C2 - Analysis of return on capital employed

				2009
	Operating return[1]
	Before tax £m	After tax £m	Opening shareholders' funds including minority interests £m	Return on capital %
Life assurance
United Kingdom	787	567	5,069	11.2%
France	785	515	2,872	17.9%
Ireland	64	55	1,492	3.7%
Italy	216	147	1,671	8.8%
Delta Lloyd	531	388	2,666	14.6%
Poland	499	404	1,415	28.6%
Spain	113	79	2,189	3.6%
Other Europe	27	23	335	6.9%
Europe	2,235	1,611	12,640	12.7%
North America	266	266	750	35.5%
Asia Pacific	101	71	981	7.2%
	3,389	2,515	19,440	12.9%
General insurance and health
United Kingdom	494	356	2,592	13.7%
France	96	63	400	15.8%
Ireland	57	50	545	9.2%
Delta Lloyd	143	104	705	14.8%
Other Europe	(21)	(15)	377	(4.0)%
Europe	275	202	2,027	10.0%
North America	144	98	878	11.2%
Asia Pacific	6	4	19	21.1%
	919	660	5,516	12.0%
Fund management	51	36	340	10.6%
Other business	(173)	(121)	(199)	60.8%
Corporate	(182)	(156)	(30)	520.0%
Subordinate debt	(293)	(211)	(4,606)	4.6%
External debt	(42)	(30)	(919)	3.3%
Internal debt	(186)	(134)	(2,110)	6.4%
Shareholders' funds, including minority interest	3,483	2,559	17,432	14.7%
Less: Minority interest		(366)	(3,080)	11.9%
Direct capital instruments		(44)	(990)	4.4%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,132	13,162	16.2%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2. The net internal debt return loss before tax of £(186) million comprises investment return of £41 million offset by group internal debt costs and other interest of £(227) million.

--------------------------------------------

C2 - Analysis of return on capital employed continued

			Restated 2008
	Operating return[1]
	Before tax £m	After tax £m	Opening shareholders' funds including minority interests £m	Return on capital %
Life assurance
United Kingdom	883	635	7,154	8.9%
France	692	455	2,783	16.3%
Ireland	78	67	1,229	5.5%
Italy	131	88	1,258	7.0%
Delta Lloyd	196	141	4,054	3.5%
Poland	241	196	1,202	16.3%
Spain	286	199	1,782	11.2%
Other Europe	23	17	278	6.1%
Europe	1,647	1,163	12,586	9.2%
North America	201	132	1,975	6.7%
Asia Pacific	79	57	841	6.8%
	2,810	1,987	22,556	8.8%
General insurance and health
United Kingdom	557	398	3,049	13.1%
France	107	70	301	23.3%
Ireland	68	59	435	13.6%
Delta Lloyd	177	129	756	17.1%
Other Europe	45	31	295	10.5%
Europe	397	289	1,787	16.2%
North America	145	94	732	12.8%
Asia Pacific	-	-	26	-
	1,099	781	5,594	14.0%
Fund management	42	29	355	8.2%
Other business	(163)	(114)	927	(12.3)%
Corporate	(37)	118	(31)	(380.6)%
Subordinate debt	(229)	(164)	(3,054)	5.4%
External debt	(57)	(41)	(1,257)	3.3%
Internal debt	(98)	(70)	(1,146)	6.1%
Shareholders' funds, including minority interest	3,367	2,526	23,944	10.6%
Less: Minority interest		(257)	(2,519)	10.2%
Direct capital instruments		(40)	(990)	4.0%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,212	20,235	11.0%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2. The net internal debt return loss before tax of £98 million comprises investment return of £99 million offset by group internal debt costs and other interest of £197 million.

----------------------------------------------------

C3 - Sensitivity analysis

The group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily MCEV, Financial Condition Reporting (a medium-term projection of the financial health of the business under a variety of economic and operating scenarios), and increasingly Individual Capital Assessment (ICA) are used. Sensitivities to economic and operating experience are regularly produced on all of our financial performance measurements as part of our decision-making and planning process, and as part of the framework for identifying and quantifying the risks that each of its business units, and the group as a whole are exposed to.
For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision-making process. More information on MCEV sensitivities can be found in the presentation of results in the MCEV section of this announcement.

Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling the financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business.

General insurance and health business

General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims development on which the projections are based. As such, in the analysis below, the sensitivity of general insurance claim liabilities is primarily based on the financial impact of changes to the reported loss ratio.
Some results of sensitivity testing for long-term business and general insurance and health business are set out below. For each sensitivity test the impact of a change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return

The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

---------------------------------

C3 - Sensitivity analysis continued

Long-term businesses

							2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality +5%
Insurance participating	(20)	(275)	15	(35)	(15)	(5)	(40)
Insurance non-participating	(190)	270	35	(35)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(30)	45	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(10)	10	135	(140)	-	-	-
Total	(315)	35	225	(260)	(60)	(45)	(320)

							2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality +5%
Insurance participating	(40)	(235)	20	(40)	(15)	(5)	(40)
Insurance non-participating	(380)	535	220	(220)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(80)	125	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(65)	85	215	(215)	-	-	-
Total	(630)	495	495	(525)	(60)	(45)	(320)

							Restated 2008
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality +5%
Insurance participating	(10)	(165)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(280)	525	65	(50)	(20)	(25)	(310)
Investment participating	(35)	(55)	25	(20)	-	-	-
Investment non-participating	(10)	10	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(20)	30	180	(180)	-	-	-
Total	(355)	345	375	(360)	(45)	(30)	(320)

The comparative 2008 economic sensitivities for life and non-insurance businesses have been restated to reflect modelling enhancements in Delta Lloyd.

							Restated 2008
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality +5%
Insurance participating	(30)	(135)	85	(90)	(20)	(5)	(10)
Insurance non-participating	(440)	660	290	(270)	(20)	(25)	(310)
Investment participating	(50)	(40)	30	(25)	-	-	-
Investment non-participating	(210)	230	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(80)	95	190	(190)	-	-	-
Total	(810)	810	615	(595)	(45)	(30)	(320)

        The impact on the group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

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C3 - Sensitivity analysis continued

General insurance and health businesses

2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +10%
Gross of reinsurance Net of reinsurance	(310) (365)	295 365	105 105	(110) (110)	(135) (135)	(345) (330)

2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +10%
Gross of reinsurance Net of reinsurance	(310) (365)	295 365	105 105	(110) (110)	(35) (35)	(345) (330)

2008
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +10%
Gross of reinsurance Net of reinsurance	(310) (360)	300 360	90 90	(90) (90)	(170) (170)	(435) (425)

2008
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +10%
Gross of reinsurance Net of reinsurance	(310) (360)	300 360	90 90	(90) (90)	(40) (40)	(435) (425)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance businesses

	2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	25	70	(30)

	2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(40)	55	80	(50)

	Restated 2008
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(15)	20	45	(45)

The comparative 2008 economic sensitivities for life and non-insurance businesses have been restated to reflect modelling enhancements in Delta Lloyd.

	Restated 2008
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	-	5	90	(90)

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C3 - Sensitivity analysis continued

Limitations of sensitivity analysis

The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the group's assets and liabilities are actively managed. Additionally, the financial position of the group may vary at the time that any actual market movement occurs. For example, our financial risk management strategy aims to manage the exposure to market fluctuations. As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, the actual impact of a change in the assumptions may not have any impact on the liabilities, whereas assets are held at market value on the statement of financial position. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the group's view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets - Shareholder/policyholder exposure to risk

2009	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	6,241	6,241	-	6,241
Interests in joint ventures and associates	356	597	2,029	2,982	-	2,982
Property and equipment	-	79	676	755	(2)	753
Investment property	3,941	6,338	2,151	12,430	(8)	12,422
Loans	1,468	7,543	32,068	41,079	-	41,079
Financial investments
Debt securities	17,596	86,464	56,450	160,510	-	160,510
Equity securities	28,638	9,678	5,027	43,343	-	43,343
Other investments	24,867	7,222	2,760	34,849	(23)	34,826
Reinsurance assets	1,014	1,143	5,415	7,572	-	7,572
Deferred tax assets	-	-	218	218	-	218
Current tax assets	-	-	359	359	-	359
Receivables and other financial assets	276	2,299	7,077	9,652	(20)	9,632
Deferred acquisition costs and other assets	139	880	4,602	5,621	-	5,621
Prepayments and accrued income	177	1,408	2,019	3,604	-	3,604
Cash and cash equivalents	4,214	14,349	6,613	25,176	-	25,176
Assets of operations classified as held for sale	-	-	-	-	53	53
Total	82,686	138,000	133,705	354,391	-	354,391
Total %	23.3%	39.0%	37.7%	100.0%	-	100.0%
FY 2008 (Restated)	79,105	134,665	140,792	354,562	-	354,562
FY 2008%	22.3%	38.0%	39.7%	100.0%	-	100.0%

D2 - Total assets - Valuation bases/fair value hierarchy

				2009			2008 (Restated)
Total assets	Fair value £m	Amortised cost £m	Equity accounted/ tax assets[1] £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets[1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,241	-	6,241	-	7,630	-	7,630
Interests in joint ventures and associates	-	-	2,982	2,982	-	-	2,983	2,983
Property and equipment	415	340	-	755	566	500	-	1,066
Investment property	12,430	-	-	12,430	14,426	-	-	14,426
Loans	20,890	20,189	-	41,079	21,468	20,769	-	42,237
Financial investments
Debt securities	160,510	-	-	160,510	150,734	-	-	150,734
Equity securities	43,343	-	-	43,343	43,411	-	-	43,411
Other investments	34,849	-	-	34,849	36,511	-	-	36,511
Reinsurance assets	-	7,572	-	7,572	-	7,894	-	7,894
Deferred tax assets	-	-	218	218	-	-	2,642	2,642
Current tax assets	-	-	359	359	-	-	622	622
Receivables and other financial assets	-	9,652	-	9,652	-	10,202	-	10,202
Deferred acquisition costs and other assets	-	5,621	-	5,621	-	6,148	-	6,148
Prepayments and accrued income	-	3,604	-	3,604	-	3,920	-	3,920
Cash and cash equivalents	25,176	-	-	25,176	24,136	-	-	24,136
Total	297,613	53,219	3,559	354,391	291,252	57,063	6,247	354,562
Total %	84.0%	15.0%	1.0%	100.0%	82.1%	16.1%	1.8%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

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Analysis of assets continued

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - Policyholder assets 2009	Fair value £m	Amortised cost £m	Equity accounted/ tax assets[1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	356	356
Property and equipment	-	-	-	-
Investment property	3,941	-	-	3,941
Loans	551	917	-	1,468
Financial investments			-
Debt securities	17,596	-	-	17,596
Equity securities	28,638	-	-	28,638
Other investments	24,867	-	-	24,867
Reinsurance assets	-	1,014	-	1,014
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	276	-	276
Deferred acquisition costs and other assets	-	139	-	139
Prepayments and accrued income	-	177	-	177
Cash and cash equivalents	4,214	-	-	4,214
Total	79,807	2,523	356	82,686
Total %	96.5%	3.1%	0.4%	100%
Total 2008 (Restated)	75,391	3,520	194	79,105
Total % 2008	95.3%	4.5%	0.2%	100%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Participating fund assets 2009	Fair value £m	Amortised costost £m	Equity accounted/ tax assets[1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	597	597
Property and equipment	37	42	-	79
Investment property	6,338	-	-	6,338
Loans	1,078	6,465	-	7,543
Financial investments
Debt securities	86,464	-	-	86,464
Equity securities	9,678	-	-	9,678
Other investments	7,222	-	-	7,222
Reinsurance assets	-	1,143	-	1,143
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,299	-	2,299
Deferred acquisition costs and other assets	-	880	-	880
Prepayments and accrued income	-	1,408	-	1,408
Cash and cash equivalents	14,349	-	-	14,349
Total	125,166	12,237	597	138,000
Total %	90.7%	8.9%	0.4%	100.0%
Total 2008	120,945	12,770	950	134,665
Total % 2008	89.8%	9.5%	0.7%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

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Analysis of assets continued

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Shareholder assets 2009	Fair value £m	Amortised cost £m	Equity accounted/ tax assets[1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,241	-	6,241
Interests in joint ventures and associates	-	-	2,029	2,029
Property and equipment	378	298	-	676
Investment property	2,151	-	-	2,151
Loans	19,261	12,807	-	32,068
Financial investments
Debt securities	56,450	-	-	56,450
Equity securities	5,027	-	-	5,027
Other investments	2,760	-	-	2,760
Reinsurance assets	-	5,415	-	5,415
Deferred tax assets	-	-	218	218
Current tax assets	-	-	359	359
Receivables and other financial assets	-	7,077	-	7,077
Deferred acquisition costs and other assets	-	4,602	-	4,602
Prepayments and accrued income	-	2,019	-	2,019
Cash and cash equivalents	6,613	-	-	6,613
Total	92,640	38,459	2,606	133,705
Total %	69.3%	28.8%	1.9%	100.0%
Total 2008 (Restated)	94,916	40,773	5,103	140,792
Total % 2008	67.4%	29.0%	3.6%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Financial instruments (including derivatives and loans)

The group's credit risk policy restricts the exposure to individual counterparties across all types of risk.
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as "other than trading").
In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

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Analysis of assets continued
D2 - Total assets - Valuation bases/fair value hierarchy continued

Fair value methodology

Investments classified as FV and AFS are subsequently carried at fair value.
The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.
Where it is determined that the market in which a price is quoted has become inactive, the quoted price is assessed against either independent valuations or internally modelled valuations which take into account other market observable information. Where the quoted price differs sufficiently from these reassessed prices, the fair value recognised on the balance sheet is based on this adjusted valuation. However, if these reassessed prices confirm that the quoted price remains appropriate, then the fair value recognised on the balance sheet continues to be the quoted price.
Changes in the fair value of FV investments are included in the income statement in the period in which they arise. Changes in the fair value of securities classified as AFS, except for impairment losses, are recorded in a separate investment valuation reserve in equity. Where investments classified as AFS are sold or impaired, the accumulated fair value adjustments are transferred out of the investment valuation reserve and into the income statement.
To test for impairment, the group reviews the carrying value of its investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.
For listed investments classified as AFS, the group performs an objective review of the current financial position and prospects of the issuer on a regular basis, to identify whether any impairment provision is required. For unlisted investments classified as AFS, the group considers the current financial position of the issuer and the future prospects in identifying the requirement for an impairment provision. For both listed and unlisted AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the AFS reserve is transferred to realised losses for the year.

Fair value hierarchy

To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.

•    Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

•    Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

•    Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

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Analysis of assets continued
D2 - Total assets - Valuation bases/fair value hierarchy continued

The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy
Total assets 2009	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	12,430	-	12,430	-	(8)	12,422
Loans	-	20,890	-	20,890	20,189	-	41,079
Debt securities	114,779	36,592	9,139	160,510	-	-	160,510
Equity securities	36,774	5,775	794	43,343	-	-	43,343
Other investments (including derivatives)	29,572	3,950	1,327	34,849	-	(23)	34,826
Total	181,125	79,637	11,260	272,022	20,189	(31)	292,180
Total %	62.0%	27.2%	3.9%	93.1%	6.9%	-	100.0%

	Fair value hierarchy
Total assets 2008 (Restated)	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	14,426	-	14,426	-	-	14,426
Loans	-	21,468	-	21,468	20,769	-	42,237
Debt securities	108,087	40,797	1,850	150,734	-	(336)	150,398
Equity securities	36,607	5,873	931	43,411	-	(60)	43,351
Other investments (including derivatives)	24,655	11,792	64	36,511	-	-	36,511
Total	169,349	94,356	2,845	266,550	20,769	(396)	286,923
Total %	59.0%	32.9%	1.0%	92.9%	7.2%	(0.1%)	100.0%

At 31 December 2009, there has been a small increase to 62% (2008: 59%) in the proportion of total financial investments, loans and investment properties carried at fair value classified as Level 1 in the fair value hierarchy. Level 2 financial investments and loans have decreased to 27% (2008: 33%).
At 31 December 2009, 4% (2008: 1%) of financial investments, loans and investment properties were fair valued using models with significant unobservable market parameters.  The increase arises primarily due to a reclassification of £5,229 million of debt securities relating to complex structured bond-type products held by our business in France from Level 2 to Level 3 in the fair value hierarchy .  The reclassification reflects  differences between the counterparty and broker quotes (which have been applied) and the output of the third party valuation models (which indicated higher valuations).  Similar changes in market observability resulted in reclassifications to Level 3 of certain debt securities and unit trusts with underlying private equity investments in our UK and Italian businesses.

D3.1 - Goodwill, Acquired value of in-force business and intangible assets

The group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £682 million of the total £3,381 million of goodwill and £832 million of the total £2,860 million of other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations.
As at 31 December 2009, the group has assessed the value of these bancassurance related assets and has not identified a need to impair any of these amounts.

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Analysis of assets continued
D3 - Analysis of asset quality

D3.2 - Investment property

	2009				2008
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	11,750	-	11,750	-	13,764	-	13,764
Vacant investment property/held for capital appreciation	-	680	-	680	-	662	-	662
Total	-	12,430	-	12,430	-	14,426	-	14,426
Total %	-	100%	-	100%	-	100%	-	100%

	2009				2008
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	3,386	-	3,386	-	4,053	-	4,053
Vacant investment property/held for capital appreciation	-	555	-	555	-	73	-	73
Total	-	3,941	-	3,941	-	4,126	-	4,126
Total %	-	100%	-	100%	-	100%	-	100%

	2009				2008
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	6,321	-	6,321	-	7,026	-	7,026
Vacant investment property/held for capital appreciation	-	17	-	17	-	529	-	529
Total	-	6,338	-	6,338	-	7,555	-	7,555
Total %	-	100%	-	100%	-	100%	-	100%

	2009				2008
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	2,043	-	2,043	-	2,685	-	2,685
Vacant investment property/held for capital appreciation	-	108	-	108	-	60	-	60
Total	-	2,151	-	2,151	-	2,745	-	2,745
Total %	-	100%	-	100%	-	100%	-	100%

Some 83% (31 December 2008: 81%) of investment properties by value are held in unit-linked or participating funds. Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
Around 95% (31 December 2008: 95%) of investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3.3 - Loans

The group loan portfolio is principally made up of:

- Policy loans which are generally collateralised by a lien or charge over the underlying policy;

- Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;

- Mortgage loans collateralised by property assets; and

- Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.

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D3 - Analysis of asset quality continued

D3.3 - Loans continued

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
For certain mortgage loans, the group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total assets 2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	48	972	377	439	33	1,869
Loans and advances to banks	3,545	-	1,794	-	-	5,339
Mortgage loans	15,449	5	13,344	1,660	-	30,458
Other loans	35	16	3,282	78	2	3,413
Total	19,077	993	18,797	2,177	35	41,079
Total %	46.5%	2.4%	45.8%	5.3%	-	100.0%

Loans - Total assets 2008	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	49	1,119	432	490	36	2,126
Loans and advances to banks	4,572	-	1,843	-	-	6,415
Mortgage loans	16,330	5	12,815	1,566	15	30,731
Other loans	38	18	2,830	74	5	2,965
Total	20,989	1,142	17,920	2,130	56	42,237
Total %	49.7%	2.7%	42.5%	5.0%	0.1%	100.0%

The value of the group's loan portfolio at 31 December 2009 stood at £41,079 million (31 December 2008: £42,237 million), a decrease of £1,158 million.  Within this, participating fund loans decreased by £1,159 million to £7,543 million (2008: £8,702 million), primarily due to reduced UK stock lending.

The total shareholder exposure to loans decreased to £32,068 million (2008: £32,524 million). This was driven by a reduction in the value of the UK commercial mortgage portfolio and EUR and USD exchange rate movements, partially offset by an increase in loans issued by Delta Lloyd to £16,088 million (31 December 2008: £15,521 million). Most of the reductions in the UK commercial mortgage portfolio are offset by corresponding reductions in liability valuations, thereby resulting in minimal impact on the net balance sheet or income.

Loans - Total policyholder assets 2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	-	-	-	-	-	-
Loans and advances to banks	895	-	-	-	-	895
Mortgage loans	551	-	22	-	-	573
Other loans	-	-	-	-	-	-
Total	1,446	-	22	-	-	1,468
Total %	98.5%	-	1.5%	-	-	100.0%

Loans - Total policyholder assets 2008 (Restated)	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	-	-	-	-	-	-
Loans and advances to banks	875	-	-	-	-	875
Mortgage loans	136	-	-	-	-	136
Other loans	-	-	-	-	-	-
Total	1,011	-	-	-	-	1,011
Total %	100.0%	-	-	-	-	100.0%

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.3 - Loans continued

Loans - Total participating fund assets 2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	41	958	-	209	21	1,229
Loans and advances to banks	2,526	-	1,673	-	-	4,199
Mortgage loans	1,070	4	592	15	-	1,681
Other loans	-	12	422	-	-	434
Total	3,637	974	2,687	224	21	7,543
Total %	48.2%	12.9%	35.6%	3.0%	0.3%	100.0%

Loans - Total participating fund assets 2008	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	49	1,104	44	255	23	1,475
Loans and advances to banks	3,697	-	1,630	-	-	5,327
Mortgage loans	1,157	4	725	-	-	1,886
Other loans	-	14	-	-	-	14
Total	4,903	1,122	2,399	255	23	8,702
Total %	56.3%	12.9%	27.6%	2.9%	0.3%	100.0%

Loans - Total shareholder assets 2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	377	230	12	640
Loans and advances to banks	124	-	121	-	-	245
Mortgage loans	13,828	1	12,730	1,645	-	28,204
Other loans	35	4	2,860	78	2	2,979
Total	13,994	19	16,088	1,953	14	32,068
Total %	43.7%	-	50.2%	6.1%	-	100.0%

Loans - Total shareholder assets 2008 (Restated)	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	-	15	388	235	13	651
Loans and advances to banks	-	-	213	-	-	213
Mortgage loans	15,037	1	12,090	1,566	15	28,709
Other loans	38	4	2,830	74	5	2,951
Total	15,075	20	15,521	1,875	33	32,524
Total %	46.4%	-	47.7%	5.8%	0.1%	100.0%

Mortgage loans - Shareholder assets

Of the group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 74% (31 December 2008: 73%) is invested in mortgage loans. The group's mortgage loan portfolio spans several business units, primarily UK, Delta Lloyd and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans.
Aviva shareholders are exposed predominantly to mortgage loans. These exposures are complex with several levels of protection for the shareholder. This section focuses on explaining the residual shareholder risk within these exposures.

2009	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
- Residential	-	1	5,394	-	-	5,395
- Equity release	929	-	-	-	-	929
- Commercial	8,522	-	21	1,645	-	10,188
- Healthcare	2,537	-	-	-	-	2,537
	11,988	1	5,415	1,645	-	19,049
Securitised mortgage loans	1,840	-	7,315	-	-	9,155
Total	13,828	1	12,730	1,645	-	28,204
FY 2008 (Restated)	15,037	1	12,090	1,566	15	28,709

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D3 - Analysis of asset quality continued

D3.3 - Loans continued

Non-securitised mortgage loans - Residential

Delta Lloyd

Gross exposure by loan to value and arrears

2009	>120% £m	115-120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Exposures by mortgage type
- Government guaranteed	800	202	147	116	97	88	80	109	75	163	1,877
- Non-government guaranteed	287	66	88	220	156	661	250	432	466	891	3,517
Total	1,087	268	235	336	253	749	330	541	541	1,054	5,394
Exposures by interest payment arrears
Neither past due nor impaired	1,056	264	226	322	246	731	320	530	530	1,035	5,260
0 - 3 months	27	4	8	10	5	15	8	8	9	14	108
3 - 6 months	2	-	1	2	1	1	-	1	1	1	10
6 - 12 months	1	-	-	2	1	1	2	2	-	3	12
> 12 months	1	-	-	-	-	1	-	-	1	1	4
Total	1,087	268	235	336	253	749	330	541	541	1,054	5,394

The total exposure to non-securitised mortgage loans in the Netherlands is £5,394 million, of which the majority are measured at amortised cost. However, of these, £1,877 million are Government guaranteed, and so present minimal risk to Aviva shareholders. Of the £5,394 million of residential loans, £5,213 million are measured on an amortised cost basis, and the remainder on fair value basis.

The Government guarantees were introduced in the Netherlands to encourage homeownership, and apply to home mortgages of up to €350,000 (this threshold was raised from €265,000 at 1 July 2009). The guarantees are implemented through the National Mortgage Guarantee Scheme, and ensure that, should the homeowner be forced to sell, and cannot make the repayment on the mortgage, then the residual will be provided for by the Homeownership Guarantee Fund, which in turn is funded by the Government and municipalities through agreements for interest free loans.
In addition to government guarantees, the Dutch residential mortgage market also benefits from the ability for borrowers to deduct mortgage interest payments for tax purposes, thereby helping to reduce the risk of arrears or default.
The total amount of loans for which interest payments are past due is £134 million (31 December 2008: £282 million). However, the actual amount of missed payments is £2.7 million (31 December 2008: £5 million). Delta Lloyd has currently not made any additional provisions for these loans as it does not consider the amount of potential loss to be significant.

UK Residential

The UK non-securitised residential mortgage portfolio has a total current value of £929 million (31 December 2008: £1,409 million). These mortgages are all in the form of equity release, whereby homeowners that usually own a fully paid up property will mortgage it to release cash equity. Due to the low relative levels of equity released in each property, they all currently have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 31%. We therefore consider these mortgages to be low risk.

Non-securitised mortgage loans - Commercial

Gross exposure by loan to value and arrears

United Kingdom

2009	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	378	282	202	537	785	1,549	1,172	1,619	1,082	559	8,165
0 - 3 months	28	-	-	-	1	12	1	-	35	3	80
3 - 6 months	41	25	5	103	-	12	-	-	-	-	186
6 - 12 months	17	-	44	-	-	26	-	-	-	-	87
> 12 months	-	-	-	-	-	4	-	-	-	-	4
Total	464	307	251	640	786	1,603	1,173	1,619	1,117	562	8,522

Of the £8,522 million of UK Commercial loans, £7,947 million are held by Aviva UK Life to back annuity liabilities, and are stated on a fair value basis. The loan exposures for the UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. The remaining £575 million of loans are held by Aviva UK General Insurance and are stated on an amortised cost basis. For the UK General Insurance business, mortgages are held at amortised cost, and subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
The UK portfolio has maintained its excellent track record notwithstanding the downturn in the property market.  It has continued to provide strong income receipts to back payments to annuitants and retained its record of minimal losses since 1993.

Analysis of assets continued
D3 - Analysis of asset quality continued

Mortgage LTV's reduced over the year resulting in the amount of exposure uncovered by the underlying security falling to £340m.  The improvement in LTV has been a result of both lower loan values and rising property prices.  Loan values have fallen due to an increase in risk levels (driven by reducing market rental levels being only partially offset by increases in property values) and increases in gilt yields.
All loans in arrears have been assessed for impairment and specific provisions. Of the £357 million (2008: £646 million) value of loans in arrears, the interest and capital amount in arrears is only £11.5 million. The provision we made in the UK for short term defaults on corporate bonds and commercial mortgages remains unutilised. Together with our long-term default assumptions, this equates to a provision of £1.1 billion for the life of the UK Life corporate bond and commercial mortgage portfolio, and creates a strong buffer against potential future losses. In addition, we hold £71 million of provisions in our UK General Insurance mortgage portfolio.
Loan service collection ratios remain resilient reflecting the strong rent collection reported by our borrowers.  Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, has remained stable at 1.3x due to low levels of material tenant defaults.
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging where loans to a single borrower may be pooled so that any single loan is also supported by payments on the other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from the general floating charges held over other assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

UK Healthcare

Of the total UK non-securitised mortgage loans of £11,988 million (2008: £13,176 million), £2,537 million (2008: £2,655 million) relates to healthcare businesses and is secured against General Practitioner premises or other health related premises leased to NHS trusts or Primary Care Trusts. For all such loans, Government support is provided through reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
On a market value basis, we estimate the average LTV of these mortgages to be 101%, although as explained above, we do not consider this to be a key risk driver. Income support from the National Health Service and stability of the sector provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

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D3 - Analysis of asset quality continued

D3.3 - Loans continued

North America

2009	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	25	8	26	22	44	44	83	268	279	844	1,643
0 - 3 months	-	-	-	-	-	-	-	2	-	-	2
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	25	8	26	22	44	44	83	270	279	844	1,645
Total %	1.5%	0.5%	1.6%	1.3%	2.7%	2.7%	5.0%	16.4%	17.0%	51.3%	100.0%

Aviva USA currently holds £1,645 million (2008: £1,566 million) of commercial mortgages under Shareholder Assets. Of these, 51% (31 December 2008: 55%) have LTV ratios of below 70%, and 85% (31 December 2008: 94%) have LTV ratios of below 90%. However, the mortgage portfolio does currently have a total of £125 million (8% of portfolio) in principal balances where the LTV exceeds 100%. Although property prices in the U.S. have decreased, the mortgages continue to perform well, reflecting:

- low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 68% (31 December 2008: 61%);

- A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values, such as Washington, Texas and Minnesota; and

- Strong LIC ratios, with 91% of the loans having an LIC above 1.4x, and less than 1% with LIC below 1.0x.

As at 31 December 2009, only £2 million of loans were in arrears.

Securitised mortgage loans

Of the total securitised residential mortgages, of £9,155 million, approximately £1.2 billion of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva.
Securitised residential mortgages held are predominantly issued through vehicles in the Delta Lloyd and in the UK.

D3.4 - Financial investments

				2009				2008 (Restated)
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value Restated £m
Debt securities	159,287	5,872	(4,649)	160,510	156,240	7,634	(13,140)	150,734
Equity securities	44,188	4,173	(5,018)	43,343	54,518	2,685	(13,792)	43,411
Other investments	34,081	1,940	(1,172)	34,849	35,087	4,243	(2,819)	36,511
Total	237,556	11,985	(10,839)	238,702	245,845	14,562	(29,751)	230,656

Financial investments are an integral element of an insurance business. The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to boost returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The group also holds significant quantities of equities. Many of these are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.1 - Debt securities

	2009
	Fair value hierarchy
Debt securities - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	21,436	3	-	21,439
Non-UK Government
Europe	37,913	1,227	1,244	40,384
North America	706	2,590	120	3,416
Asia Pacific & Other	3,546	20	110	3,676
Corporate bonds - Public utilities	5,576	907	147	6,630
Corporate convertible bonds	91	454	41	586
Other corporate bonds	37,870	24,349	7,124	69,343
Other	7,642	7,042	352	15,036
Total	114,780	36,592	9,138	160,510
Total %	71.5%	22.8%	5.7%	100.0%
FY 2008 (Restated)	108,087	40,797	1,850	150,734
FY 2008%	71.7%	27.1%	1.2%	100.0%

				2009
	Fair value hierarchy
Debt securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	5,339	3	-	5,342
Non-UK Government
Europe	2,933	114	1	3,048
North America	69	-	-	69
Asia Pacific & Other	147	-	-	147
Corporate bonds - Public utilities	1,136	82	-	1,218
Corporate convertible bonds	7	-	-	7
Other corporate bonds	3,120	3,470	80	6,670
Other	855	231	9	1,095
Total	13,606	3,900	90	17,596
Total %	77.3%	22.2%	0.5%	100.0%
FY 2008 (Restated)	16,802	2,761	33	19,596
FY 2008%	85.7%	14.1%	0.2%	100.0%

				2009
	Fair value hierarchy
Debt securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	13,415	-	-	13,415
Non-UK Government
Europe	24,620	1,043	1,235	26,898
North America	401	8	-	409
Asia Pacific & Other	2,622	13	29	2,664
Corporate bonds - Public utilities	3,707	252	97	4,056
Corporate convertible bonds	78	204	41	323
Other corporate bonds	24,856	3,336	5,859	34,051
Other	2,796	1,851	1	4,648
Total	72,495	6,707	7,262	86,464
Total %	83.8%	7.8%	8.4%	100.0%
FY 2008	65,015	13,568	983	79,566
FY 2008%	81.7%	17.1%	1.2%	100.0%

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.1 - Debt securities

				2009
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,682	-	-	2,682
Non-UK Government
Europe	10,360	70	8	10,438
North America	236	2,582	120	2,938
Asia Pacific & Other	777	7	81	865
Corporate bonds - Public utilities	733	573	50	1,356
Corporate convertible bonds	6	250	-	256
Other corporate bonds	9,894	17,543	1,185	28,622
Other	3,991	4,960	342	9,293
Total	28,679	25,985	1,786	56,450
Total %	50.8%	46.0%	3.2%	100.0%
FY 2008 (Restated)	26,270	24,468	834	51,572
FY 2008%	50.9%	47.5%	1.6%	100.0%

Only 3.2% of shareholder exposure to debt securities (1.9% of shareholder assets recorded at fair value) is fair valued using models with significant unobservable market parameters.

					Ratings
Debt securities - Total 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	20,069	1,354	-	-	-	-	21,423
UK local authorities	-	16	-	-	-	-	16
Non-UK Government	25,189	11,787	7,422	1,958	410	710	47,476
	45,258	13,157	7,422	1,958	410	710	68,915
Corporate
Public utilities	696	721	3,680	1,215	246	72	6,630
Convertibles and bonds with warrants	-	26	362	95	50	53	586
Other corporate bonds	10,440	11,973	26,201	15,029	2,682	3,018	69,343
	11,136	12,720	30,243	16,339	2,978	3,143	76,559
Certificates of deposits	-	890	580	1,330	-	10	2,810
Structured
RMBS non-agency sub-prime	2	-	-	-	-	-	2
RMBS non-agency ALT A	18	100	16	22	81	-	237
RMBS non-agency prime	943	8	47	60	6	5	1,069
RMBS agency	2,534	-	-	-	-	1	2,535
	3,497	108	63	82	87	6	3,843
CMBS	1,350	266	245	91	84	4	2,040
ABS	1,256	282	372	164	37	276	2,387
CDO (including CLO)	69	18	17	10	71	56	241
ABCP	-	836	-	-	-	-	836
ABFRN	-	-	-	-	-	-	-
	2,675	1,402	634	265	192	336	5,504
Wrapped credit	157	93	121	129	40	54	594
Other	22	213	413	34	16	1,587	2,285
Total	62,745	28,583	39,476	20,137	3,723	5,846	160,510
Total%	39.1%	17.8%	24.6%	12.6%	2.3%	3.6%	100.0%
FY 2008 (Restated)	66,298	24,452	39,308	12,750	2,197	5,729	150,734
FY 2008%	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%	100.0%

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.1 - Debt securities continued

					Ratings
Debt securities - Policyholder assets 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	5,085	257	-	-	-	-	5,342
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	1,425	589	978	226	6	40	3,264
	6,510	846	978	226	6	40	8,606
Corporate
Public utilities	19	159	935	99	3	3	1,218
Convertibles and bonds with warrants	-	-	-	2	5	-	7
Other corporate bonds	1,274	1,291	3,234	570	34	267	6,670
	1,293	1,450	4,169	671	42	270	7,895
Certificates of deposits	-	19	22	196	-	2	239
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	-	3	-	-	-	-	3
RMBS non-agency prime	8	1	6	2	-	1	18
RMBS agency	32	-	-	-	-	-	32
	40	4	6	2	-	1	53
CMBS	8	6	-	5	-	-	19
ABS	21	5	29	6	-	1	62
CDO (including CLO)	2	-	2	-	-	-	4
ABCP	-	156	-	-	-	-	156
ABFRN	-	-	-	-	-	-	-
	31	167	31	11	-	1	241
Wrapped credit	-	1	2	3	4	4	14
Other	-	-	-	4	-	544	548
Total	7,874	2,487	5,208	1,113	52	862	17,596
Total%	44.8%	14.1%	29.6%	6.3%	0.3%	4.9%	100%
FY 2008 (Restated)	8,534	3,235	5,898	904	26	999	19,596
FY 2008%	43.6%	16.5%	30.1%	4.6%	0.1%	5.1%	100%

					Ratings
Debt securities - Participating fund assets 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	12,318	1,097	-	-	-	-	13,415
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	15,734	9,004	4,167	728	279	59	29,971
	28,052	10,101	4,167	728	279	59	43,386
Corporate
Public utilities	639	419	2,035	721	234	8	4,056
Convertibles and bonds with warrants	-	26	259	-	18	20	323
Other corporate bonds	6,332	6,781	12,673	5,783	1,387	1,095	34,051
	6,971	7,226	14,967	6,504	1,639	1,123	38,430
Certificates of deposits	-	374	60	1,131	-	-	1,565
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	-	-	-	2	2	-	4
RMBS non-agency prime	239	-	-	-	-	-	239
RMBS agency	248	-	-	-	-	-	248
	487	-	-	2	2	-	491
CMBS	142	53	18	2	4	-	219
ABS	241	74	114	66	21	1	517
CDO (including CLO)	-	-	-	-	-	-	-
ABCP	-	660	-	-	-	-	660
ABFRN	-	-	-	-	-	-	-
	383	787	132	68	25	1	1,396
Wrapped credit	15	43	13	34	7	11	123
Other	4	176	147	29	8	709	1,073
Total	35,912	18,707	19,486	8,496	1,960	1,903	86,464
Total%	41.6%	21.6%	22.5%	9.8%	2.3%	2.2%	100%
FY 2008	38,658	13,766	19,794	5,310	986	1,052	79,566
FY 2008%	48.6%	17.3%	24.9%	6.7%	1.2%	1.3%	100%

Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.1 - Debt securities continued

					Ratings
Debt securities - Shareholder assets 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,666	-	-	-	-	-	2,666
UK local authorities	-	16	-	-	-	-	16
Non-UK Government	8,030	2,194	2,277	1,004	125	611	14,241
	10,696	2,210	2,277	1,004	125	611	16,923
Corporate
Public utilities	38	143	710	395	9	61	1,356
Convertibles and bonds with warrants	-	-	103	93	27	33	256
Other corporate bonds	2,834	3,901	10,294	8,676	1,261	1,656	28,622
	2,872	4,044	11,107	9,164	1,297	1,750	30,234
Certificates of deposits	-	497	498	3	-	8	1,006
Structured
RMBS non-agency sub-prime	2	-	-	-	-	-	2
RMBS non-agency ALT A	18	97	16	20	79	-	230
RMBS non-agency prime	696	7	41	58	6	4	812
RMBS agency	2,254	-	-	-	-	1	2,255
	2,970	104	57	78	85	5	3,299
CMBS	1,200	207	227	84	80	4	1,802
ABS	994	203	229	92	16	274	1,808
CDO (including CLO)	67	18	15	10	71	56	237
ABCP	-	20	-	-	-	-	20
ABFRN	-	-	-	-	-	-	-
	2,261	448	471	186	167	334	3,867
Wrapped credit	142	49	106	92	29	39	457
Other	18	37	266	1	8	334	664
Total	18,959	7,389	14,782	10,528	1,711	3,081	56,450
Total%	33.6%	13.1%	26.1%	18.7%	3.0%	5.5%	100%
FY 2008 (Restated)	19,106	7,451	13,616	6,536	1,185	3,678	51,572
FY 2008%	37.0%	14.5%	26.4%	12.7%	2.3%	7.1%	100%

The overall quality of the book is strong and has been maintained, despite the continuing downgrade activity by the major rating agencies during 2009. 30% of shareholder exposure to debt security holdings is in government bonds. A further 54% of holdings are in corporate bonds with an average rating of A.

Aviva's shareholder exposure to debt securities of £56,450 million includes £1.2 billion of exposures to the governments (and local authorities and agencies) of Greece, Spain and Portugal. This represents just 2% of total shareholder debt securities at 31 December 2009. Since the year end our exposure to Greece has reduced by £0.4 billion.
The majority of the Residential Mortgage-Backed Securities (RMBS) are US investments and over 68% of the shareholder exposure is backed by one of the US Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, are now backed by the full faith and credit of the US Government. The majority of the remaining US RMBS is backed by fixed rate loans originated in 2005 or before.
The Group has extremely limited exposure to 'Sub-prime' debt securities and also limited exposure to CDOs and CLOs.
The  majority of the corporate bonds that are not rated represent private placements. The private placements are US investments which are not rated by the major rating agencies but which are rated an average equivalent of between A and BBB by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency.

Excluding the private placements that are rated by the NAIC, the exposure that is not rated by a major rating agency reduces to less than 2.7% of debt securities to which the shareholder has exposure.

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.2 - Equity securities

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Equity securities - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3,666	14	-	3,680	3,917	17	-	3,934
Banks, trusts and insurance companies	5,909	926	454	7,289	6,224	1,038	596	7,858
Industrial miscellaneous and all other	27,167	4,630	335	32,132	26,131	4,716	332	31,179
Non-redeemable preferred shares	34	204	4	242	336	100	4	440
Total	36,776	5,774	793	43,343	36,608	5,871	932	43,411
Total %	84.8%	13.4%	1.8%	100.0%	84.3%	13.5%	2.2%	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,355	-	-	2,355	1,829	-	-	1,829
Banks, trusts and insurance companies	3,206	541	-	3,747	3,397	597	-	3,994
Industrial miscellaneous and all other	18,928	3,596	2	22,526	14,911	3,008	-	17,919
Non-redeemable preferred shares	10	-	-	10	98	-	-	98
Total	24,499	4,137	2	28,638	20,235	3,605	-	23,840
Total %	85.5%	14.5%	-	100.0%	84.9%	15.1%	-	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	1,299	-	-	1,299	2,062	3	-	2,065
Banks, trusts and insurance companies	1,552	86	159	1,797	1,915	13	9	1,937
Industrial miscellaneous and all other	6,493	52	15	6,560	9,522	119	-	9,641
Non-redeemable preferred shares	22	-	-	22	174	-	-	174
Total	9,366	138	174	9,678	13,673	135	9	13,817
Total %	96.8%	1.4%	1.8%	100.0%	99.0%	1.0%	-	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	12	14	-	26	26	14	-	40
Banks, trusts and insurance companies	1,151	299	295	1,745	912	428	587	1,927
Industrial miscellaneous and all other	1,746	982	318	3,046	1,698	1,589	332	3,619
Non-redeemable preferred shares	2	204	4	210	64	100	4	168
Total	2,911	1,499	617	5,027	2,700	2,131	923	5,754
Total %	57.9%	29.8%	12.3%	100.0%	46.9%	37.1%	16.0%	100.0%

Almost 60% of shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1. Continued reduced liquidity in equity markets during 2009 means that there continues to be a proportion of equities classified as Level 3 (values based on quoted prices in markets that are not active or where the prices are less current), although this position has improved since end of 2008.
The fair value of Policyholder equity securities has increased significantly during 2009 due to a combination of improvements in equity markets and a related increase in the appetite of policyholders to invest in equity related products, and therefore an inflow of new funds. The fair value of equity securities in Participating funds has decreased significantly due to a reallocation of the UK With Profit funds from equities to other lower risk asset classes following the reattribution of the inherited estate.
Shareholder investments include a strategic holding in Unicredit and other Italian banks of £927 million (£757 million net of minority interest share).

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.3 - Other investments

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	27,863	1,113	968	29,944	23,515	5,470	4	28,989
Derivative financial instruments	330	1,734	14	2,078	359	2,532	20	2,911
Deposits with credit institutions	969	-	-	969	433	513	-	946
Minority holdings in property management undertakings	-	667	-	667	-	969	-	969
Other	410	436	345	1,191	348	2,308	40	2,696
Total	29,572	3,950	1,327	34,849	24,655	11,792	64	36,511
Total %	84.9%	11.3%	3.8%	100.0%	67.5%	32.3%	0.2%	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	23,331	583	-	23,914	20,222	2,606	-	22,828
Derivative financial instruments	75	71	-	146	9	18	-	27
Deposits with credit institutions	307	-	-	307	105	-	-	105
Minority holdings in property management undertakings	-	10	-	10	-	148	-	148
Other	269	221	-	490	322	202	-	524
Total	23,982	885	-	24,867	20,658	2,974	-	23,632
Total %	96.4%	3.6%	-	100.0%	87.4%	12.6%	-	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	4,065	382	968	5,415	2,817	2,546	-	5,363
Derivative financial instruments	179	442	-	621	256	961	-	1217
Deposits with credit institutions	29	-	-	29	8	-	-	8
Minority holdings in property management undertakings	-	605	-	605	-	759	-	759
Other	115	100	337	552	2	2,058	36	2,096
Total	4,388	1,529	1,305	7,222	3,083	6,324	36	9,443
Total %	60.8%	21.2%	18.0%	100.0%	32.6%	67.0%	0.4%	100.0%

				2009				2008
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	467	148	-	615	476	318	4	798
Derivative financial instruments	76	1,221	14	1,311	94	1,553	20	1,667
Deposits with credit institutions	633	-	-	633	320	513	-	833
Minority holdings in property management undertakings	-	52	-	52	-	62	-	62
Other	26	115	8	149	24	48	4	76
Total	1,202	1,536	22	2,760	914	2,494	28	3,436
Total %	43.5%	55.7%	0.8%	100.0%	26.6%	72.6%	0.8%	100.0%

The majority of other shareholder investments, 99%, are classified as level 1 or 2 (31 December 2008: 99%) in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities.

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Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.4 - Duration and amount of unrealised losses on available for sale assets

The total impairment expense for AFS debt securities for 2009 was £93 million (2008: £169 million) and for AFS equity securities £384 million (2008: £661 million). Total unrealised losses on AFS debt securities at 31 December 2009 were £738 million (2008: £2,541 million), and AFS equity securities at 31 December 2009 were £97 million (2007: £361 million). The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

		0 - 6 months		7 - 12 months		More than 12 months		Total
2009	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,347	(133)	304	(32)	1,970	(179)	6,621	(344)
Equity securities	731	(96)	-	-	-	-	731	(96)
Other investments	-	-	-	-	-	-	-	-
	5,078	(229)	304	(32)	1,970	(179)	7,352	(440)
20%-50% loss position:
Debt securities	77	(32)	37	(12)	362	(165)	476	(209)
Equity securities	5	(1)	-	-	-	-	5	(1)
Other investments	-	-	-	-	-	-	-	-
	82	(33)	37	(12)	362	(165)	481	(210)
Greater than 50% loss position:
Debt securities	14	(37)	2	(14)	60	(134)	76	(185)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	14	(37)	2	(14)	60	(134)	76	(185)
Total
Debt securities	4,438	(202)	343	(58)	2,392	(478)	7,173	(738)
Equity securities	736	(97)	-	-	-	-	736	(97)
Other investments	-	-	-	-	-	-	-	-
	5,174	(299)	343	(58)	2,392	(478)	7,909	(835)

1. Only includes AFS classified securities that are in unrealised loss positions.

		0 - 6 months		7 - 12 months		More than 12 months		Total
2008	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m	Fair value[1] £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	3,862	(280)	3,162	(315)	2,435	(425)	9,459	(1,020)
Equity securities	910	(95)	-	-	-	-	910	(95)
Other investments	9	-	4	(1)	-	-	13	(1)
	4,781	(375)	3,166	(316)	2,435	(425)	10,382	(1,116)
20%-50% loss position:
Debt securities	443	(179)	613	(233)	1,220	(541)	2,276	(953)
Equity securities	572	(266)	-	-	-	-	572	(266)
Other investments	-	-	-	-	-	-	-	-
	1,015	(445)	613	(233)	1,220	(541)	2,848	(1,219)
Greater than 50% loss position:
Debt securities	58	(111)	89	(124)	213	(333)	360	(568)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	58	(111)	89	(124)	213	(333)	360	(568)
Total
Debt securities	4,363	(570)	3,864	(672)	3,868	(1,299)	12,095	(2,541)
Equity securities	1,482	(361)	-	-	-	-	1,482	(361)
Other investments	9	-	4	(1)	-	-	13	(1)
	5,854	(931)	3,868	(673)	3,868	(1,299)	13,590	(2,903)

1.Only includes AFS classified securities that are in unrealised loss positions.
---------------------------------------------------------

Analysis of assets continued
D3 - Analysis of asset quality continued

D3.4 - Financial investments continued

D3.4.4 - Duration and amount of unrealised losses on available for sale assets continued

During 2009, there has been a significant decline in both total unrealised losses for AFS securities and the duration of these losses. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
At 31 December 2009, 92% of AFS debt securities were held by our U.S. business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the U.S. the decrease in unrealised losses experienced during 2009 reflects a general market improvement and tightening of credit spreads, offset by an increase in the U.S. government treasury yield curve. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary. For the year ended 31 December 2009, we have made a £93 million impairment charge on AFS debt securities, £81 million of which relates to corporate and structured debt securities in our U.S. business.
At 31 December 2009, 97% of AFS equity securities were held by Delta Lloyd, invested in a broad range of Dutch and other European equities, which are held for long term investment and include listed as well as unlisted equities. We have recognised impairment for prolonged or significant declines in fair value relative to cost, except where there has been a recovery in value since the year-end. While management believes that many of the impaired equity securities will ultimately recover their value, there can be no certainty that this will be the case because, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity.
During 2009 there has been a partial recovery in European equity markets. This has resulted in a recovery in the fair values of previously impaired AFS equities, which has been recognised as a credit to other comprehensive income. Despite the partial recovery in equity markets, a charge to the income statement for impairments of £384 million (2008: £661 million) was also recognised in 2009, of which £355 million was recognised in the first half of the year.  This relates mainly to AFS equities which were in an unrealised loss position of less than 40% and under 6 months in duration at year-end. During 2009, while there has been a partial recovery in market values of these equities, it has not been sufficient to prevent an impairment charge being recognised.

D3.5 - Reinsurance assets

The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.

If a reinsurance asset is impaired, the group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the group will receive from the reinsurer.

	Financial assets that are past due but not impaired
Arrears 2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Great than 1 years £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	1,014	-	-	-	-	-	1,014
Participating fund assets	1,143	-	-	-	-	-	1,143
Shareholder assets	5,415	-	-	-	-	-	5,415
Total	7,572	-	-	-	-	-	7,572
Total %	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
FY 2008	7,867	25	-	-	-	2	7,894
FY 2008%	99.7%	0.3%	0.0%	0.0%	0.0%	0.0%	100.0%

					Rating
Ratings 2009	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholder assets	2	489	386	-	-	137	1,014
Participating fund assets	9	829	158	8	5	134	1,143
Shareholder assets	785	2,625	1,478	20	7	500	5,415
Total	796	3,943	2,022	28	12	771	7,572
Total %	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	100.0%
FY 2008	1,018	5,526	639	32	16	663	7,894
FY 2008%	12.9%	70.0%	8.1%	0.4%	0.2%	8.4%	100.0%

Analysis of assets continued
D3 - Analysis of asset quality continued

D3.6 - Receivables and other financial assets

	Financial assets that are past due but not impaired
Arrears 2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Great than 1 years £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	234	42	-	-	-	-	276
Participating fund assets	2,293	3	1	2	-	-	2,299
Shareholder assets	6,275	633	61	30	71	7	7,077
Total	8,802	678	62	32	71	7	9,652
Total %	91.3%	7.0%	0.6%	0.3%	0.7%	0.1%	100.0%
FY 2008	9,282	560	305	35	6	14	10,202
FY 2008%	91.0%	5.5%	3.0%	0.3%	0.1%	0.1%	100.0%

D3.7 - Receivables and other financial assets continued

Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group Credit Committee, and within the framework of the Group Risk Credit Policy.
The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as "past due and impaired" exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired.
The group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.8 - Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than 3 months at date of issue.
Cash and cash equivalents are carried at their face value which by their nature is essentially equal to their fair value.
The Group's Credit Risk Policy includes specific requirements in relation to aggregate counterparty exposures and money market exposure limits which cover assets reported as cash and cash equivalents in the group's balance sheet. The responsibility for monitoring of these limits falls with the Group Credit Committee and the Business Unit Credit Committee. The aggregate counterparty exposure limits are determined based on the credit rating of the counterparty. The money market exposure limits are determined based on the credit rating of the counterparty and the term of the intended exposure.

Analysis of assets continued

D4 - Pension fund assets

In addition to the assets recognised directly on the group's balance sheet outlined in the disclosures above, the group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension deficit. The net pension deficit is recognised within provisions on the group's consolidated statement of financial position.
Plan assets include investments in group-managed funds of £101 million in the UK scheme, and insurance policies of £157 million and £1,351 million in the UK and Dutch schemes respectively. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate lines in the table below, otherwise they appear in "Other". The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been excluded as assets of the relevant scheme in this table.

					2009					2008
	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m
Equities	2,285	-	78	28	2,391	3,002	-	93	182	3,277
Bonds	4,619	-	110	231	4,960	3,395	-	86	172	3,653
Property	403	-	-	18	421	405	-	-	26	431
Other	835	7	10	130	982	485	7	3	80	575
Total	8,142	7	198	407	8,754	7,287	7	182	460	7,936

Risk management and asset allocation strategy

The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme

Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
The principal asset risks to which the scheme is exposed are:

- Equity market risk - the effect of equity market falls on the value of plan assets.

- Inflation risk - the effect of inflation rising faster than expected on the value of the plan liabilities.

- Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
In addition, the trustees have taken measures to partially mitigate inflation and interest rate risks, including entering into inflation and interest rate swaps to hedge approximately one third of the scheme's exposure to these risks.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the group maintains over £2 billion of undrawn committed central borrowing facilities with various highly rated banks. £1 billion of this is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

£m
Expiring in one year	600
Expiring beyond one year	1,510
Total	2,110

Analysis of assets continued

D6 - Guarantees

As a normal part of their operating activities, various group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
In all other Businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% increase in interest rates and 10% decline in equity markets).

Page 146 Product Definitions:
Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependents or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings

These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover

Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities

An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions	A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees
Guaranteed annuities	A policy that pays out a fixed regular amount of benefit for a defined period.
Income drawdown

The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities	An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.
Investment sales	Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts ("ISAs") and Open Ended Investment Companies ("OEICs").
ISAs	Individual savings accounts - Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.
Monolines	Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans).
Mortgage endowment	An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.
Mortgage life insurance	A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.
Non profits	Long term savings and insurance products sold in the UK other than "With profits" (see definition below) products.
OEIC	Open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.
Pensions	A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.
Personal pensions	A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.
Protection

An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium	A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.
SICAVs

Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium	A single lump sum is paid by the policyholder at commencement of the contract,
Stakeholder pensions	Low cost and flexible pension plans available in the UK, governed by specific regulations.
Superannuation	Superannuation is a pension product sold in Australia where employers pay a proportion of an employee's salaries and wages into a fund, which can be accessed when the employee retires.
Takaful	Insurance products that observe the rules and regulations of Islamic law.
Term assurance	A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.
Unit trusts	A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.
Unit-linked annuities	A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.
Whole life

Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits

A type of long term savings and insurance product sold in the UK Under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments

An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms:
Available for Sale ("AFS")

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers ("ABI")	Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.
Acquired value of in force ("AVIF")

An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance	An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.
Combined Code on Corporate Governance

The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs ("DAC")

The cost directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value	The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.
FSA

The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

Funds under management	Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.
Funds under management by Aviva	Represents all assets actively managed or administered by the fund management operations of the Group.
General insurance

Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums

The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

"Hard" insurance market

A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers ("IFAs")

A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS

International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate

In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long term and savings business	Collective term for life insurance, pensions, savings, investments and related business.
Market Consistent Embedded Value

Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 with the exception of the use of an adjusted risk-free yield due to current market conditions for immediate annuities in the UK and the Netherlands and for immediate annuity, deferred annuity and other contracts in the US.

Net written premiums	Total gross written premiums for the given period, minus premiums paid over or "ceded" to reinsurers.
Present value of new business ("PVNBP")

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value ("MCEV") principles published by the CFO Forum of major European listed and non-listed insurance companies.

"Soft" insurance market

A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control	The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

Market Consistent Embedded Value (MCEV) terms:
Asymmetric risk	Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.
CFO Forum

The CFO Forum www.cfoforum.nl is a high-level group formed by the Chief Financial Officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002, the Market Consistent Embedded Value principles were launched in June 2008 and CFO Forum members across Europe have agreed to adopt these for their 2009 published accounts. The principles are a further development of the European Embedded Value principles first launched in May 2004.

Cost of non-hedgeable risks

This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business	The contracts to which the MCEV methodology has been applied.
EU solvency

The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the group's life funds. The group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Group's Directive rules.

Financial options and guarantees

Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus	The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.
Frictional costs	The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.
Funds under management	Represents all assets actively managed or administered by or on behalf of the group including those funds managed by third parties.
Group MCEV	A measure of the total consolidated value of the group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.
Gross risk-free yields	Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.
IFRS operating profit	From continuing operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items.
Implicit items	Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.
Inherited estate

The assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Life business	Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.
Life MCEV	The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.
Life MCEV operating earnings

Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings	Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.
Look-through basis

Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings	Includes life and pension sales calculated under MCEV and retail investment sales.
Market consistent	A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.
Net asset value per ordinary share	Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.
Net worth

The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

New business margin	New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.
Present value of new business premiums (PVNBP)	Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
Required capital	The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.
Risk-free rate (reference rate in CFO Forum terminology)

In stable markets, including the period from 31 December 2006 to 30 June 2007, the risk-free rate is taken as the swap curve yield.

   In stable markets, including the period from 31 December 2006 to 30 June 2007, the risk-free rate is taken as the swap curve yield. In current markets, including the period from 1 July 2007, the risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities in the Netherlands, and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies	Companies providing administration or fund management services to the covered business.
Solvency cover	The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.
Spread business

Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis	The valuation basis and approach used for reporting financial statements to local regulators.
Stochastic techniques	Techniques that incorporate the potential future variability in assumptions.
Symmetric risks

Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value

A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business

Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder profile

The categories of shareholders and the range and size of shareholding as at 31 December 2009 are set out below:

Analysis of shareholders	No. of shareholders	%	No. of shares	%

Individual	590,483	97.34	252,515,052	9.13
Banks and nominee companies	12,461	2.05	2,451,903,945	88.62
Pension fund managers and insurance companies	94	0.02	125,276	0.01
Other corporate bodies	3,586	0.59	62,067,101	2.24

Total	606,624	100	2,766,611,374	100

Range of shareholdings	No. of shareholders	%	No. of shares	%

1-1,000	556,054	91.66	152,958,583	5.53
1,001-5,000	45,597	7.52	84,171,156	3.04
5,001-10,000	2,496	0.41	17,206,332	0.62
10,001-250,000	1,803	0.30	90,026,034	3.26
250,001-500,000	189	0.03	69,482,343	2.51
500,001 and above	484	0.08	2,350,241,926	84.95
ADRs	1	0.00	2,525,000+	0.09

Total	606,624	100	2,766,611,374	100

    +The number of registered ordinary shares represented by American Depositary Receipts (ADRs).  Please note that each Aviva ADR represents two (2) ordinary Aviva plc shares.

Group financial calendar for 2010

Annual General Meeting	28 April 2010
Announcement of first quarter Interim Management Statement	11 May 2010
Announcement of unaudited half-year results	05 August 2010
Announcement of third quarter Interim Management Statement	04 November 2010

Annual General Meeting

Aviva's Annual General Meeting will be held at:

The Barbican Centre
Silk Street
London
EC2Y 8DS
on: Wednesday
28 April 2010
at 11.00am

The Notice of Meeting, together with details of the business to be conducted at the meeting, is available on the Company's website at www.aviva.com/agm
        If you are unable to attend the meeting but would like to ask the Board of Directors a question regarding the business of the meeting, please do so via our website at www.aviva.com/agm .  Alternatively, you can write to us directly either by email to agm.faq@aviva.com or by post to the Group Company Secretary, Freepost RLTE-RBXX-RBHB, Group Secretarial Department, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.  Answers to the most frequently asked questions will be available at the meeting and published on our website shortly after.
        The voting results for the 2010 AGM, including proxy votes and votes withheld, will be accessible on our website at www.aviva.com/agm, shortly after the meeting.

Dividends

Dividends on our ordinary shares are normally paid in May and November; please see the following table for 2009 final dividend dates. Dividends paid on our preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
        Holders of ordinary and preference shares receive their dividends in sterling and holders of ADRs will receive any dividends paid by the Company in US dollars.

Ordinary shares - 2009 final dividend

Ex-dividend date	24 March 2010
Record date	26 March 2010
Scrip dividend price setting period	24, 25, 26, 29, 30 March 2010
Scrip dividend price announcement date	31 March 2010
Last date for receipt of Scrip elections	16 April 2010
Dividend payment date*	17 May 2010

*   Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shareholders.

Share price

You can access the current share price of Aviva plc ordinary shares and ADRs at www.aviva.com/shareprice
        If you would like to find out the price of Aviva preference shares, please visit the London Stock Exchange website via www.aviva.com/preferenceshares for a direct link.

Be on your guard - beware of fraudsters

In recent years, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'.
        Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited advice:

-     Make sure you get the correct name of the person and organisation

-     Check that they are properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/register/

-   Report the matter to the FSA either by calling 0300 500 5000 (calls should cost no more than 01 or 02 UK-wide calls, and are included in inclusive mobile and landline minutes). If calling from overseas, please dial +44 20 7066 1000 or visit www.moneymadeclear.fsa.gov.uk

-   If the calls persist, hang up.

More detailed information on this can be found on the FSA website www.moneymadeclear.fsa.gov.uk

Online Shareholder Services Centre -
www.aviva.com/shareholderservices

The online shareholder services centre has been designed
to meet the specific needs of our shareholders, preference shareholders and our American Depositary Receipt (ADR) holders and includes features to allow you to manage your holding in Aviva easily and efficiently.
        Within the online centre you will be able to find our current and historic ordinary and ADR share prices, sharedealing information, news, updates, and when available, presentations from the Group Chief Executive. You will also be able to download an electronic copy of any current and past reports. There is also a range of frequently asked questions on holding ordinary shares, preference shares and ADRs in Aviva, which include practical help on transferring shares, dealing facilities and updating personal details.

Alternative format

If you would like to request a copy of our reports in an alternative format, for example, braille or audio, please contact our Registrar, Equiniti, by calling 0871 384 2953*.

Form 20-F

Aviva is a foreign private issuer in the US and as such is subject to the reporting requirements of the US Securities and Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports

Managing your shareholding

If you have any queries regarding your shareholding in Aviva please contact our Registrar, Equiniti. Please quote Aviva plc, as well as the name and address in which the shares are held, and your Shareholder Reference Number, which you will find on your latest dividend stationery.

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA

Telephone: 0871 384 2953*
+44 (0)121 415 7046 (for callers outside of the UK)

Email: aviva@equiniti.com

Internet Sites
Aviva owns various internet sites, most of which interlink with each other:
Aviva Group

www.aviva.com
UK Long term savings and general insurance

www.aviva.co.uk
Asset management

www.avivainvestors.com
Aviva worldwide internet sites

www.aviva.com/websites
Other useful links for shareholders:
Aviva Shareholder Services Centre

www.aviva.com/shareholderservices
American Depositary Receipt holder

www.aviva.com/adr
Aviva preference shareholders

www.aviva.com/preferenceshares
Dividend information

www.aviva.com/dividends
Annual General Meeting information

www.aviva.com/agm
Electronic voting for Annual General Meeting+

www.aviva.com/agm
Aviva Share Price

www.aviva.com/shareprice

†          This service will only be available until 48 hrs before the 2010 Annual General Meeting.

American Depositary Receipts (ADRs)

Aviva's ADRs are listed on the New York Stock Exchange and our stock is traded as American Depositary Shares (ADS). Aviva maintains a Level II ADR facility in the US, with each ADS representing two (2) Aviva plc ordinary shares. Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank by post, telephone or email.

Citibank Shareholder Services
PO Box 43077
Providence, Rhode Island
USA 02940-5000

Email:
Citibank@shareholders-online.com

Telephone:
+ (1) 877 248 4237 (toll free for callers within the US)
+ (1) 781 575 4555 (for callers outside of the US)

Fax inquiries:
+ (1) 201 324 3284

For information about Aviva's ADR program, please go to www.citi.com/dr for additional reference.

*   Calls to 0871 numbers are charged at 8p per minute from a BT landline. Charges from other telephone providers may vary. Lines are open from 8.30am to 5.30pm, Monday to Friday.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary